Correspondence

China XD Plastics Company Limited
No. 9 Dalian North Road, Haping Road Centralized Industrial Park,
Harbin Development Zone, Heilongjiang Province, PRC 150060

July 1, 2010
Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	China XD Plastics Company Limited Registration Statement on Form S-3 File No. 333-167423

Ladies and Gentlemen:

China XD Plastics Company Limited (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m. on Tuesday, July 6, 2010, or as soon thereafter as practicable.

The Company hereby acknowledges that:

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Should the Securities and Exchange Commission (the “Commission ”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

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The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

China XD Plastics Company Limited

By:          /s/ Taylor Zhang
Name:  Taylor Zhang
Title:     Chief Financial Officer and Director